UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007
OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number: 0-024399
A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Community Financial Corp.
275 West Federal Street
Youngstown, Ohio 44503

REQUIRED INFORMATION
The following financial statements and supplemental schedule for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:
Description:
Contents of Financial Statements
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statement of Net Assets Available for Benefits at December 31, 2006 and December 31, 2007.
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
The following exhibit is being filed herewith:

Exhibit
No.	Description

23.1	Consent of Crowe Chizek and Company LLC Independent Auditors

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
December 31, 2007 and 2006

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
Youngstown, Ohio
FINANCIAL STATEMENTS
December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Home Savings & Loan Company
401(k) Savings Plan
Youngstown, Ohio
We have audited the accompanying statements of net assets available for benefits of the Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois June 27, 2008

1.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS

Investments, at fair value (Note 4)
Shares of registered investment companies	$14,729,692	$13,186,439
Shares of common collective fund	262,137	43,530
Shares of money market funds	7,959	5,571
United Community Financial Corp. common stock	2,513,896	5,356,469
Loans to plan participants	496,163	471,466

	18,009,847	19,063,475

Receivables
Due from broker	1,047	80,699
Participant contributions	—	41,177
Employer contribution	—	14,852

	1,047	136,728

Cash	5,398	228,979

Total assets	18,016,292	19,429,182

LIABILITIES

Due to broker	6,339	161,621

Total liabilities	6,339	161,621

Net assets reflecting all investments at fair value	18,009,953	19,267,561

Adjustments from fair value to contract value for fully benefit-responsive contracts	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$18,009,953	$19,267,561

See accompanying notes to financial statements.

2.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments (Note 4)	$(2,701,437)
Interest and dividends	1,224,433

(1,477,004)

Contributions
Employer	516,214
Participant	1,419,814
Rollovers	149,083

2,085,111

Total additions	608,107

Deductions from net assets attributed to:
Benefits paid to participants	1,854,458
Administrative expenses	11,257

Total deductions	1,865,715

Net decrease	(1,257,608)

Net assets available for benefits
Beginning of year	19,267,561

End of year	$18,009,953

See accompanying notes to financial statements.

3.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 — DESCRIPTION OF PLAN
The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General: The Plan was established by The Home Savings & Loan Company (the Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.
Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2007, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.
Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%

(Continued)

4.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 — DESCRIPTION OF PLAN (Continued)
Forfeited Accounts: At December 31, 2007 and 2006, forfeited non-vested accounts totaled $217 and $2,502, respectively. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2007, forfeitures of $21,101 were used to reduce employer contributions.
Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.
Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.
Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of registered investment companies and common stocks traded on a national exchange.
Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The fair values of the Plan’s interests in common collective trust funds, including stable value funds, are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers.

5.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Management has determined that the estimated fair value of the Plan’s investments in fully benefit-responsive contracts as of December 31, 2007 and 2006 approximates contract value. Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.
Payment of Benefits: Benefits are recorded when paid.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a common collective fund, a money market fund and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Concentration of Credit Risk: At December 31, 2007 and 2006, approximately 14% and 28%, respectively, of the Plan’s assets were invested in United Community Financial Corp. common stock.

6.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007.
In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
Reclassification: Certain items in the prior year financial statements were reclassified to conform to the current presentation.
NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

7.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 4 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2007
	Units or Shares	Fair Value
United Community Financial Corp. common stock	455,416	$2,513,896
Registered Investment Companies
American Fundamental Investors Fund	31,278	1,327,734
Victory Diversified Stock Fund	72,578	1,289,718
American Investment Company of America Fund	36,428	1,200,317
Davis New York Venture Fund	24,561	982,698
American Growth Fund of America	29,220	993,783
American AMCAP Fund	46,455	936,523

	December 31, 2006
	Units or Shares	Fair Value
United Community Financial Corp. common stock	437,620	$5,356,469
Registered Investment Companies
American Fundamental Investors Fund	29,755	1,191,705
Victory Diversified Stock Fund	65,361	1,179,763
American Investment Company of America Fund	34,084	1,142,155
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Shares of common collective fund	$8,120
Shares of registered investment companies	220,805
United Community Financial Corp. common stock	(2,930,362)

$(2,701,437)

NOTE 5 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan invests in the MetLife Stable Value Fund which is the holder of one MetLife managed guaranteed interest contract, which is a fully benefit responsive contract. MetLife maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of MetLife or otherwise.

8.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 5 — INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)
The investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company-initiated events that result in distributions exceeding a set amount. The contract limits the circumstances under which MetLife may terminate the contracts. Examples of circumstances which would allow MetLife to terminate the contracts include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, MetLife could terminate the contract at an amount less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
The crediting interest rate of the contract is based on an agreed-upon formula with MetLife Issuer, as defined in the contract agreement, with a minimum credited rate of 0%. Such interest rate is reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts.

	2007	2006
Average yields:

Based on annualized earnings (1)	6.53%	4.56%
Based on interest rate credited to participants (2)	4.69%	4.66%
(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

9.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Most administrative expenses of the Plan are paid for by the Company. During 2007, the Plan paid fees of $11,257 to Invesmart for administrative services. Approximately $165,360 of cash dividends were paid to the Plan by United Community Financial Corp. during 2007 based on shares held by the Plan on the dates of declaration. United Community Financial Corp. is the parent of the plan sponsor.
At year-end, the Plan held the following party-in-interest investments (at fair value):

	2007	2006

United Community Financial Corp. common stock	$2,513,896	$5,356,469
Loans to plan participants	496,163	471,466
Reliance Trust Company MetLife Stable Value Fund	262,137	43,530
NOTE 7 — TERMINATED PARTICIPANTS
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $98,882 and $194,813 at December 31, 2007 and 2006, respectively.
NOTE 8 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated February 14, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

		Common stock
*	United Community Financial Corp.	Common stock, 455,416 shares	**	$2,513,896

				2,513,896

		Shares of registered investment companies
	Pioneer Investments	Pioneer Mid-cap Value Fund, 17,572 shares	**	390,801

	Victory Funds	Victory Diversified Stock Fund, 72,578 shares	**	1,289,718

	AIM Investments	AIM International Growth Fund, 23,520 shares	**	753,575

	Alliance Capital Management	Alliance Bernstein Fund, 44,230 shares	**	740,853

	Alliance Capital Management	Alliance Technology Fund, 3,913 shares	**	304,521

	American Funds	American Balanced Fund, 39,106 shares	**	755,132

	American Funds	The Bond Fund of America, 24,065 shares	**	314,284

	Davis Funds	Davis New York Venture Fund, 24,561 shares	**	982,698

	American Funds	EuroPacific Growth Fund, 14,880 shares	**	756,305

	American Funds	Fundamental Investors Fund, 31,278 shares	**	1,327,734

	American Funds	The Growth Fund of America, 29,220 shares	**	993,783

	American Funds	The Investment Company of America Fund, 36,428 shares	**	1,200,317

* — Denotes party-in-interest
** — All investments are participant directed, therefore, historical cost information is not required.
(Continued)

11.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	American Funds	American Funds Company
		Class A Fund, 11,110 shares	**	$453,862

	MFS Investment	MFS Total Return Fund,
	Management	50,249 shares	**	765,799

	Franklin Templeton	Franklin Small Mid Cap
	Investments	Growth Fund, 10,880 shares	**	385,259

	Franklin Templeton	Franklin U.S. Government
	Investments	Securities Fund, 49,040 shares	**	318,740

	American Funds	AMCAP Fund, 46,455 shares	**	936,523

	Seligman	Seligman Communications &
		Information Fund, 8,141 shares	**	310,975

	Thornburg	Thornburg International Value Fund,
		22,533 shares	**	749,903

	Pimco Advisors	Pimco Low Duration Fund,
		32,574 shares	**	329,327

	Federated Funds	Federated Government Obligations
		Fund, 669,583 shares	**	669,583

				14,729,692

		Shares of common collective fund
	Reliance Trust Company	MetLife Stable Value Fund,
		17,580 shares	**	262,137

				262,137

		Shares of money market funds
	AIM Investments	AIM Money Market Cash Reserves
		Fund, 7,959 shares	**	7,959

				7,959

*	Participant loans	Participant loans with interest
		rates ranging from 5% - 8%		496,163

				$18,009,847

* — Denotes party-in-interest
** — All investments are participant directed, therefore, historical cost information is not required.
(Continued)

12.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
By: The Home Savings and Loan Company of Youngstown, Ohio
Its: Administrator

/s/ Patrick W. Bevack
Patrick W. Bevack, President and COO Date: June 30, 2008

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
INDEX TO EXHIBITS

Exhibit
No.	Description

23.1	Consent of Crowe Chizek and Company LLC Independent Auditors